EXHIBIT 12.1
ASSURANT, INC.
COMPUTATIONS OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES AND RATIO OF CONSOLIDATED EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in millions of U.S. dollars except for ratio amounts)

	June 30, 2018	2017	2016	2015	2014	2013
Income before income taxes	$214.8	$444.5	$848.6	$201.2	$744.1	$789.7
Fixed charges	51.8	57.4	66.5	65.7	68.5	86.8
Income as adjusted	$266.6	$501.9	$915.1	$266.9	$812.6	$876.5
Fixed charges:
Interest expense, including discount amortization	$47.5	$49.5	$57.6	$55.1	$58.4	$77.7
Portion of rents representative of an appropriate interest factor	4.3	7.9	8.9	10.6	10.1	9.1
Total fixed charges	51.8	57.4	66.5	65.7	68.5	86.8
Preferred stock dividends (1)	6.1	—	—	—	—	—
Total fixed charges and preferred stock dividends	$57.9	$57.4	$66.5	$65.7	$68.5	$86.8
Ratio of consolidated earnings to fixed charges	5.15	8.74	13.76	4.06	11.86	10.10
Ratio of consolidated earnings to fixed charges and preferred stock dividends	4.60	8.74	13.76	4.06	11.86	10.10

(1)	The preferred stock dividends amount represents pre-tax earnings required to cover dividends on preferred stock.